November 18, 2009
Via EDGAR
Mr. Jay Knight
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ADTRAN, Inc. Form 10-K for the Year Ended December 31, 2008 and Document Incorporated by Reference Filed February 27, 2009 SEC Comment Letter Dated November 4, 2009 File No. 000-24612
Dear Mr. Knight:
     This will confirm yours and my telephone conversation of November 12, 2009. We are counsel to the above-referenced registrant and we will have a response to your letter of November 4, 2009 filed with you not later than close of business December 2, 2009.

Very truly yours, /s/ Thomas Wardell Thomas Wardell

TW:lar

cc:	Larry M. Spirgel, Assistant Director James E. Matthews